Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Matthew Clark (Holdings) Limited:

We consent to the use of our report dated May 28, 2009, with respect to the consolidated balance sheet of Matthew Clark (Holdings) Limited as of February 28, 2009 and the related consolidated profit and loss account, consolidated cash flow statement and consolidated reconciliation of movements in shareholders’ funds for the year then ended, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated May 28, 2009 includes an explanatory paragraph that states that accounting principles generally accepted in the United Kingdom vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in notes 28 and 29 to the consolidated financial statements.

/s/ KPMG LLP

Bristol, United Kingdom

July 1, 2009